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     _ CONSIGNMENT SALE AGREEMENT made this ____ day of August, 1996 by and between KENWIN SHOPS, INC. ("Buyer"), a New York corporation with its principal place of business at 4747 Granite Drive, Tucker, Georgia
30084 and D&A FUNDING CORP. ("Seller"), a New York corporation with its principal place of business at 1600 Route 110, Farmingdale, New
York 11735.

     Buyer hereby agrees to purchase and Seller hereby agrees to sell on consignment 75,000 assorted ladies dresses or other ladies garments manufactured by or containing labels from various suppliers, including but not limited to the following:

     Classic Apparel, Stuart Alan, Pride & Joy, Christie Austin, Alyne Paige, Matisse, Long Paige, Bright Lights, Roina, Positive Influence, Hot Potato, Kay Studio, Sheena, Tina Barrie, Jennie Fashion, Blondie
& Me, Leni Leni, JBS, all as more fully set forth on the Buyer's Purchase Order Number 0255, dated August 13, 1996

     1. The first shipment will be made immediately upon execution of this Agreement and the Management Agreement dated August _, 1996.

     2. The price of each garment shall be $12.00 and shall be resold at $21.99. The purchase price of each unit of the goods delivered hereunder shall be paid daily to Seller within two business days after the goods have been sold by the Buyer under any sale. Title to the goods is reserved in Seller as security until sale of the goods by Buyer whereupon title to the proceeds of such sale shall vest in Seller and shall be held in trust for Seller and delivered by Buyer to Seller, subject to the first priority lien, if any, of the Sterling National Bank & Trust Company.

     3. All risk of theft or any damages to the merchandise, including fire, is assumed by the Buyer and the Buyer shall keep the merchandise fully insured at its own expense from such risks for the benefit of and in the name of the Seller.

     4. Buyer shall keep daily sales records of all merchandise in form prescribed by Seller and send copies of the daily records to the Seller.

     5. This Agreement shall remain in effect until canceled. It may be canceled upon sixty (60) days written notice by registered or certified mail return receipt requested by either party to the other. If the Buyer is in default in any payment to the Seller or in any other term of this agreement, the Seller may cancel this Agreement at any time. Cancellation by either party shall not relieve the Buyer of any liability to the Seller for payment of merchandise not returned. Buyer agrees to redeliver any goods not

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sold to Seller immediately upon receipt of instructions from Seller.

     6. Buyer has executed and delivered to the Seller UCC-1 financing statements covering the sales of the garments on consignment and Seller is authorized to file same with each jurisdiction in which the Buyer does business.

     7. This agreement shall be governed in all respects by the laws of the State of New York.


                          KENWIN SHOPS, INC.

                          By: /s/ Ira Abramson
                              ----------------------------
                              Name:  Ira Abramson
                              Title: Chairman of the Board

                          D&A FUNDING CORP


                          By: /s/ Donald Weiner
                              ----------------------------
                              Name:  Donald Weiner
                              Title: president